UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: August 8, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	/s/ Peter Evensen
Peter Evensen
Date: August 8, 2013		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS SECOND QUARTER RESULTS

Highlights

•	Generated distributable cash flow(1) of $55.4 million in the second quarter of 2013.

•	Declared second quarter 2013 cash distribution of $0.675 per unit.

•	In June 2013, secured five-year time-charter contracts with Cheniere for the two LNG carrier newbuildings ordered in December 2012.

•	In July 2013, exercised options with DSME for two additional MEGI LNG carrier newbuildings and secured five additional newbuilding options.

•	In August 2013, agreed to acquire and bareboat charter-back up to two newbuilding LNG carriers, with Awilco LNG ASA.

•	Total liquidity of $300 million as at June 30, 2013, giving pro forma effect to proceeds from the $40 million common unit private placement completed on July 30, 2013.

Hamilton, Bermuda, August 8, 2013 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2013. During the second quarter of 2013, the Partnership generated distributable cash flow(1) of $55.4 million, compared to $56.8 million in the same quarter of the previous year. The decrease in distributable cash flow was primarily the result of a higher number of off-hire days in the second quarter of 2013, compared to the same period in 2012, due to scheduled dry dockings, and lower charter rates on two of the Partnership’s conventional tankers as a result of renegotiated rates effective October 2012 for a period of two years. The decreases were partially offset by increased distributable cash flow as a result of the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, a liquefied petroleum gas (LPG) carrier joint venture with Exmar, in February 2013 and higher rates on charter contracts entered into during 2012 for certain of the MALT LNG Carriers.

On July 12, 2013, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended June 30, 2013. The cash distribution is payable on August 9, 2013 to all unitholders of record on July 23, 2013.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

Secured Fixed-Rate Employment for the Two LNG Carrier Newbuildings Ordered in December 2012

In June 2013, Teekay LNG was awarded five-year time-charter contracts with Cheniere Marketing LLC (Cheniere) for the two 173,400 cubic meter (cbm) liquefied natural gas (LNG) carrier newbuildings the Partnership ordered in December 2012. The newbuilding LNG carriers are currently under construction by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will be exporting LNG from their Sabine Pass LNG export facility in Louisiana. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping.

Exercised Options for Additional Newbuilding LNG/LPG Carriers

In July 2013, Teekay LNG exercised a portion of its existing options with DSME for two additional 173,400 cbm LNG carrier newbuildings, which will also be constructed with the MEGI twin engines. The Partnership intends to secure long-term contract employment for both vessels prior to their deliveries in 2016. In connection with the exercise of these two newbuilding options, the Partnership secured additional options with DSME for up to five additional LNG carrier newbuildings.

In addition, Exmar LPG BVBA, the Partnership’s 50/50 LPG joint venture with Belgium-based Exmar NV, exercised its options to order two additional Midsize Gas Carrier (MGC) newbuildings, which will be constructed by Hanjin Heavy Industries and Construction Co., Ltd. (Hanjin) and scheduled for delivery in 2017.

Acquisition and Bareboat Charter Back of up to Two LNG Carrier Newbuildings

In August 2013, Teekay LNG agreed to acquire a 155,900 cbm LNG carrier newbuilding from Norway-based Awilco LNG ASA (Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in September 2013, at which time Awilco will sell the vessel to Teekay LNG and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). The net vessel purchase price of $155 million reflects a $50 million prepayment by Awilco for future charter hire installments. As part of the transaction, Teekay LNG may also have the opportunity to acquire and bareboat charter back a second 155,900 cbm LNG carrier newbuilding from Awilco, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014.

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“Since reporting first quarter results in May, the Partnership’s business development activities have resulted in several positive outcomes,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “This includes securing new time-charter contracts and newbuilding vessel orders, and acquiring on-the-water vessels with existing contracts, all of which are expected to result in near and long-term distributable cash flow growth. To begin with, in June, we were awarded five-year time-charters with Cheniere for the two LNG carrier newbuildings we ordered in December 2012. These vessels’ attractive 173,400 cubic meter cargo size and fuel-efficient MEGI engines were key factors in being awarded these important new contracts. These vessels will be among the first to export LNG from the Sabine Pass facility in the U.S. Gulf Coast.”

Mr. Evensen continued, “Based on our successful chartering efforts for the first two MEGI newbuildings, in late-July, the Partnership exercised a portion of its options with DSME to order an additional two 173,400 cubic meter MEGI LNG carrier newbuildings. As with the two carriers we ordered in December, we believe the 2016 delivery dates for these vessels will be well-timed for the next major wave of LNG carrier demand which is expected to follow the large number of LNG export projects that are scheduled to come on-stream starting in late-2015. While we expect to secure long-term financing for these vessels upon securing time-charter employment, we will fund the initial shipyard installments with a portion of the proceeds from the Partnership’s recent $40 million common unit private placement transaction. As part of this vessel order, the Partnership also secured five additional options from DSME for future LNG carrier orders.”

“Our position in the attractive liquefied petroleum gas sector also continues to grow,” Mr. Evensen added. “Last week, our LPG joint venture with Exmar exercised in-the-money options with Hanjin to construct two additional medium-size gas carrier, or MGC, newbuildings, bringing the joint venture’s MGC newbuilding program to a total of 10 vessels.”

“Looking more near-term,” Mr. Evensen continued, “last week, the Partnership announced an agreement to acquire up to two 155,900 cubic meter LNG carrier newbuildings from Awilco LNG, with a five-year fixed-rate bareboat charter back to Awilco at a net price of $155 million per vessel. Assuming the option for the second vessel is exercised, these two vessels, which are scheduled to deliver from DSME in September and November 2013, are expected to provide the Partnership with near-term cash flow accretion and bridge the gap between now and when our other newbuilding vessels begin delivering in 2016.”

Mr. Evensen added, “In addition to our recent announcements, the Partnership is currently involved in several LNG shipping and floating regasification project tenders with start-up dates in the late-2015 through 2017 that would generate further accretive distributable cash flows for the Partnership.”

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $41.5 million for the quarter ended June 30, 2013, compared to $40.5 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $28.1 million and decreasing net income by $2.8 million for the three months ended June 30, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $69.7 million and $37.7 million for the three months ended June 30, 2013 and 2012, respectively.

For the six months ended June 30, 2013, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $80.6 million, compared to $76.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $43.5 million and decreasing net income by $13.7 million for the six months ended June 30, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $124.1 million and $62.4 million for the six months ended June 30, 2013 and 2012, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Summary Consolidated Statements of Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C to F for further details).

	Three Months Ended			Three Months Ended
	June 30, 2013			June 30, 2012
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	67,863	27,532	95,395	67,573	28,662	96,235
Vessel operating expenses	13,683	11,131	24,814	11,774	10,403	22,177
Depreciation and amortization	18,329	6,827	25,156	17,309	7,487	24,796
CFVO from consolidated vessels(ii)	52,581	12,892	65,473	54,259	16,740	70,999
CFVO from equity accounted vessels(iii)	47,162	—	47,162	38,035	—	38,035
Total CFVO(ii)	99,743	12,892	112,635	92,294	16,740	109,034

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended June 30, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which owns six LNG carriers (Malt LNG Carriers). The Partnership’s equity accounted investments for the three months ended June 30, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, completed in February 2013, which currently owns and charters-in 26 vessels in the LPG carrier segment, including ten newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, decreased to $52.6 million in the second quarter of 2013 from $54.3 million in the same quarter of the prior year. The decrease is primarily due to higher vessel operating expenditures due to the scheduled dry dockings of the first Tangguh project LNG carrier and the Catalunya Spirit during the second quarter of 2013 and preparations for the dry docking of the second Tangguh project LNG carrier scheduled for the fourth quarter of 2013, partially offset by the scheduled dry docking of the Hispania Spirit in the second quarter of the prior year.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment increased to $47.2 million in the second quarter of 2013 from $38.0 million in the same quarter of the prior year. This increase was primarily due to the acquisition of a 50 percent interest in the Exmar LPG BVBA joint venture in February 2013 and higher rates on charter contracts entered into during 2012 for certain of the MALT LNG Carriers.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $12.9 million in the second quarter of 2013 from $16.7 million in the same quarter of the prior year, primarily as a result of the European Spirit being off-hire for 25 days during the second quarter of 2013 due to a scheduled dry docking and amendments to two of the Partnership’s Suezmax tanker charter contracts which temporarily reduced the daily hire rate for each of these vessels by $12,000 between October 2012 and September 2014. During this period, however, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum amount equal to the original daily charter rate.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of August 1, 2013:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	27	(i)	—		5		32
LPG/Multigas Carrier Fleet	16	(ii)	5	(iii)	10	(iii)	31
Conventional Tanker Fleet	11		—		—		11

Total	54		5		15		74

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels ranges from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to maximum aggregate amount of $100 million. Through June 30, 2013, the Partnership sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the Teekay LNG general partner’s 2 percent proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

As of June 30, 2013, the Partnership had total liquidity of $262.3 million (comprised of $97.6 million in cash and cash equivalents and $164.7 million in undrawn credit facilities). Giving effect for the $40 million common unit private placement completed in July 2013, the Partnership’s liquidity at June 30, 2013 would have been approximately $300 million.

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Conference Call

The Partnership plans to host a conference call on Friday, August 9, 2013 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 9295387.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Second Quarter 2013 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, August 16, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9295387.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 32 LNG carriers (including one LNG regasification unit and five newbuildings), 31 LPG/Multigas carriers (including five chartered-in LPG carriers and 10 newbuildings) and 11 conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	96,619	97,107	96,477	193,726	195,817

OPERATING EXPENSES
Voyage expenses	1,224	391	242	1,615	585
Vessel operating expenses(1)	24,814	25,316	22,177	50,130	44,564
Depreciation and amortization	25,156	24,143	24,796	49,299	49,553
General and administrative(1)	4,744	5,469	4,433	10,213	9,693

Total operating expenses	55,938	55,319	51,648	111,257	104,395

Income from vessel operations	40,681	41,788	44,829	82,469	91,422

OTHER ITEMS
Equity income(2)	39,425	26,424	11,086	65,849	28,134
Interest expense	(13,132)	(13,248)	(13,734)	(26,380)	(26,532)
Interest income	782	515	949	1,297	1,881
Realized and unrealized gain (loss) on derivative instruments(3)	10,666	(8,285)	(18,145)	2,381	(34,048)
Foreign exchange (loss) gain(4)	(2,787)	8,211	13,927	5,424	4,259
Other income – net	407	469	480	876	694

	35,361	14,086	(5,437)	49,447	(25,612)

Net income before tax (expense) recovery	76,042	55,874	39,392	131,916	65,810
Income tax (expense) recovery	(800)	(843)	(132)	(1,643)	129

Net income	75,242	55,031	39,260	130,273	65,939

Non-controlling interest in net income	5,581	586	1,572	6,167	3,520
General Partner’s interest in net income	6,278	5,965	5,293	12,243	10,325
Limited partners’ interest in net income	63,383	48,480	32,395	111,863	52,094
Weighted-average number of common units outstanding:
• Basic	69,713,500	69,683,763	64,857,900	69,698,714	64,857,900
• Diluted	69,732,097	69,686,503	64,857,900	69,709,382	64,857,900
Total number of units outstanding at end of period	69,813,899	69,683,763	64,857,900	69,813,899	64,857,900

(1)	To more closely align the Partnership’s Statement of Income presentation to many of its peers, the cost of ship management services of $1.9 million and $3.8 million for the three and six months ended June 30, 2013, respectively, and $1.9 million for the three months ended March 31, 2013, have been included as vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.0 million and $3.9 million for the three and six months ended June 30, 2012, respectively.

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(2)	Equity income includes unrealized gains (losses) on derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
Equity income	39,425	26,424	11,086	65,849	28,134
Proportionate share of unrealized gains (losses) on derivative instruments	14,135	4,599	(8,242)	18,734	(3,181)

Equity income excluding unrealized gains (losses) on derivative instruments	25,290	21,825	19,328	47,115	31,315

Equity income also includes the Partnership’s share of its joint venture Exmar LPG BVBA which is based on preliminary purchase price allocations.

(3)	The realized (losses) gains relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
Realized losses relating to:
Interest rate swaps	(9,496)	(9,526)	(9,284)	(19,022)	(18,363)
Toledo Spirit time-charter derivative contract	(23)	—	(6)	(23)	(38)

	(9,519)	(9,526)	(9,290)	(19,045)	(18,401)

Unrealized gains (losses) relating to:
Interest rate swaps	19,885	(1,259)	(8,855)	18,626	(15,947)
Toledo Spirit time-charter derivative contract	300	2,500	—	2,800	300

	20,185	1,241	(8,855)	21,426	(15,647)

Total realized and unrealized gains (losses) on derivative instruments	10,666	(8,285)	(18,145)	2,381	(34,048)

(4)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.

Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million of unsecured bonds in May 2012 that mature in 2017. Foreign exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
Realized (losses) gains on cross-currency swaps	(67)	58	48	(9)	48
Unrealized losses on cross-currency swaps	(2,731)	(6,191)	(10,270)	(8,922)	(10,270)
Unrealized gains on revaluation of NOK bonds	4,545	5,923	7,560	10,468	7,560

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	97,621	90,982	113,577
Restricted cash – current	33,096	34,166	34,160
Accounts receivable	14,404	13,755	13,408
Prepaid expenses	8,141	7,714	5,836
Current portion of derivative assets	18,306	18,378	17,212
Current portion of net investments in direct financing leases	6,928	6,790	6,656
Advances to affiliates	3,421	3,273	13,864

Total current assets	181,917	175,058	204,713

Restricted cash – long-term	495,084	494,353	494,429
Vessels and equipment
At cost, less accumulated depreciation	1,275,120	1,283,135	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation	612,633	618,238	624,059
Advances on newbuilding contracts	39,097	38,829	38,624

Total vessels and equipment	1,926,850	1,940,202	1,949,640

Investment in and advances to equity accounted joint ventures(1)	627,477	589,507	409,735
Net investments in direct financing leases	393,225	395,005	396,730
Advances to joint venture partner	14,004	14,004	14,004
Other assets	26,573	25,840	25,233
Derivative assets	89,685	125,874	145,347
Intangible assets – net	103,064	106,524	109,984
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	3,893,510	3,901,998	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	3,925	3,482	2,178
Accrued liabilities	41,300	39,809	38,134
Unearned revenue	8,645	8,401	19,417
Current portion of long-term debt	87,079	86,460	86,489
Current obligations under capital lease	160,284	162,897	70,272
Current portion of derivative liabilities	69,903	49,920	48,046
Advances from affiliates	17,739	16,551	12,083

Total current liabilities	388,875	367,520	276,619

Long-term debt	1,477,856	1,461,207	1,326,864
Long-term obligations under capital lease	472,440	472,260	567,302
Long-term unearned revenue	37,244	37,627	38,570
Other long-term liabilities	73,455	73,644	73,568
Derivative liabilities	159,320	233,018	248,249

Total liabilities	2,609,190	2,645,276	2,531,172

Equity
Non-controlling interest(2)	47,317	41,736	41,294
Partners’ equity	1,237,003	1,214,986	1,212,980

Total equity	1,284,320	1,256,722	1,254,274

Total liabilities and total equity	3,893,510	3,901,998	3,785,446

(1)	Investments in and advances to equity accounted joint ventures includes the Partnership’s investment in its joint venture Exmar LPG BVBA which is based on preliminary purchase price adjustments.
(2)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two LNG carriers (Arctic Spirit and Polar Spirit), a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	130,273	65,939
Non-cash items:
Unrealized (gain) loss on derivative instruments	(21,426)	15,647
Depreciation and amortization	49,299	49,553
Unrealized foreign currency exchange gain	(5,993)	(4,670)
Equity income	(65,849)	(28,134)
Amortization of deferred debt issuance costs and other	1,494	18
Change in operating assets and liabilities	5,748	(6,609)
Expenditures for dry docking	(17,796)	(2,972)

Net operating cash flow	75,750	88,772

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	219,748	395,352
Scheduled repayments of long-term debt	(42,999)	(42,200)
Prepayments of long-term debt	(10,000)	(119,274)
Debt issuance costs	—	(1,808)
Scheduled repayments of capital lease obligations and other long-term liabilities	(5,205)	(5,040)
Proceeds from units issued out of continuous offering program, net of offering costs	4,924	—
Advances to joint venture partners and equity accounted joint ventures	(16,785)	(3,600)
Increase in restricted cash	(952)	(30,511)
Cash distributions paid	(105,943)	(93,636)
Other	(144)	(50)

Net financing cash flow	42,644	99,233

INVESTING ACTIVITIES
Purchase of equity accounted investments	(135,790)	(170,067)
Receipts from direct financing leases	3,233	2,992
Expenditures for vessels and equipment	(1,793)	(1,010)
Other	—	1,369

Net investing cash flow	(134,350)	(166,716)

(Decrease) increase in cash and cash equivalents	(15,956)	21,289
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	97,621	114,916

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	75,242	39,260	130,273	65,939
Less:
Net income attributable to non-controlling interest	(5,581)	(1,572)	(6,167)	(3,520)

Net income attributable to the partners	69,661	37,688	124,106	62,419
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses (gains)(1)	2,960	(13,879)	(5,088)	(4,211)
Unrealized (gains) losses from derivative instruments(2)	(20,185)	8,855	(21,426)	15,647
Unrealized (gains) losses from derivative instruments and other items from equity accounted investees(3)	(14,135)	8,800	(18,734)	3,989
Non-controlling interests’ share of items above(4)	3,219	(935)	1,713	(1,712)

Total adjustments	(28,141)	2,841	(43,535)	13,713

Adjusted net income attributable to the partners	41,520	40,529	80,571	76,132

(1)	Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bond and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.6 million and $0.8 million of start-up related costs during the three and six months ended June 30, 2012, respectively, relating to the acquisition of the MALT LNG Carriers in February 2012.
(4)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Net income:	75,242	39,260
Add:
Depreciation and amortization	25,156	24,673
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance and capital expenditures	34,816	27,389
Unrealized foreign exchange loss (gain)	2,960	(13,879)
Less:
Estimated maintenance capital expenditures	(17,985)	(14,190)
Equity income	(39,425)	(11,086)
Unrealized (gain) loss on derivatives and other non-cash items	(21,281)	8,757

Distributable Cash Flow before Non-controlling interest	59,483	60,924
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,083)	(4,170)

Distributable Cash Flow	55,400	56,754

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	68,270	28,349	96,619
Voyage expenses	407	817	1,224

Net voyage revenues	67,863	27,532	95,395

	Three Months Ended June 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	67,603	28,874	96,477
Voyage expenses	30	212	242

Net voyage revenues	67,573	28,662	96,235

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	67,863	27,532	95,395
Vessel operating expenses	13,683	11,131	24,814
Depreciation and amortization	18,329	6,827	25,156
General and administrative	3,233	1,511	4,744

Income from vessel operations	32,618	8,063	40,681

	Three Months Ended June 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	67,573	28,662	96,235
Vessel operating expenses	11,774	10,403	22,177
Depreciation and amortization	17,309	7,487	24,796
General and administrative	3,043	1,390	4,433

Income from vessel operations	35,447	9,382	44,829

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s only direct financing leases for the periods indicated relate to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	32,618	8,063	40,681
Depreciation and amortization	18,329	6,827	25,156
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Tangguh LNG revenue accounted for as direct financing leases	(10,971)	—	(10,971)
Tangguh LNG cash flow from time-charter contracts	12,605	—	12,605
Realized loss on Toledo Spirit derivative contract	—	(23)	(23)
Cash flow adjustment for two Suezmax tankers(1)	—	(1,697)	(1,697)

Cash flow from vessel operations from consolidated vessels	52,581	12,892	65,473

	Three Months Ended June 30, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	35,447	9,382	44,829
Depreciation and amortization	17,309	7,487	24,796
Amortization of in-process revenue contracts included in voyage revenues	—	(123)	(123)
Tangguh LNG revenue accounted for as direct financing leases	(11,025)	—	(11,025)
Tangguh LNG cash flow from time-charter contracts	12,528	—	12,528
Realized loss on Toledo Spirit derivative contract	—	(6)	(6)

Cash flow from vessel operations from consolidated vessels	54,259	16,740	70,999

(1)	The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012 which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Voyage revenues	149,291	68,952	110,043	49,295
Vessel and other operating expenses	42,385	20,095	24,581	11,223
Depreciation and amortization	21,284	10,837	13,331	6,874

Income from vessel operations of equity accounted vessels	85,622	38,019	72,131	31,198

Interest expense	(17,634)	(7,962)	(8,051)	(4,446)
Realized and unrealized gain (loss) on derivative instruments	26,693	8,926	(45,776)	(15,420)
Other income – net	140	442	195	(246)

Other items	9,199	1,406	(53,632)	(20,112)

Net income / equity income of equity accounted vessels	94,821	39,425	18,499	11,086

Income from vessel operations	85,622	38,019	72,131	31,198
Depreciation and amortization	21,284	10,837	13,331	6,874
Revenue accounted for as direct financing leases	(49,934)	(18,247)	(49,591)	(18,109)
Cash flow from time-charter contracts	57,095	20,850	56,357	20,574
Amortization of in-process revenue contracts	(8,386)	(4,297)	(4,818)	(2,502)

Cash flow from vessel operations from equity accounted vessels	105,681	47,162	87,410	38,035

(1)	The Partnership’s equity accounted investments for the three months ended June 30, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers. The Partnership’s equity accounted investments for the three months ended June 30, 2013 also includes the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar NV, entered in February 2013, which owns and charters-in 26 vessels in the LPG carrier segment, including ten newbuildings.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including the Partnership’s ability to successfully bid for new LNG shipping and regasification projects and/or acquire additional on-the-water assets with contracts; potential growth in distributable cash flow as a result of such opportunities and recent vessel transactions; the Partnership’s ability to secure charter contract employment and long-term financing for the two currently unchartered LNG carrier newbuilding vessels ordered in July 2013; expected delivery dates for the Partnership’s newbuildings; the expected impact on the Partnership’s cash flows arising from the transaction with Awilco LNG; the Partnership’s potential opportunity to acquire and bareboat charter a second LNG newbuilding vessel from Awilco; and LNG and LPG shipping market fundamentals, including the short-term demand for LNG carrier capacity, future growth in global LNG supply, and the balance of supply and demand of shipping capacity and shipping charter rates in these sectors. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: shipyard construction delays; availability of LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; the Partnership’s ability to secure new contracts through bidding on project tenders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the financial ability of our charterers to pay their charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels or attain fixed-rate long-term contracts for newbuilding vessels; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; competitive dynamics in bidding for potential LNG or LPG projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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